SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2014

Commission File Number: 001-35464

                  Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 37804
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On January 6, 2014, Caesarstone Sdot-Yam Ltd. (the “Registrant”) published a notice that it will hold a Special General Meeting of Shareholders of the Registrant on February 13, 2014 with a record date on January 13, 2014.  The Registrant will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the record date. The notice is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: January 6, 2014	By:	/s/ Michal Oron
Name: Michal Oron
Title: Vice President Business
Development & General Counsel

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit                    Description

99.1	Notice of the Special General Meeting of Shareholders of the Registrant.